GENCO RESOURCES LTD.

Suite 550, 999 West Hastings Street

Vancouver, British Columbia

V6C 2W2

NOTICE OF ADJOURNMENT & RECONVENING

OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT due to a delay in the completion of its 2005 annual financial statements, the Annual General Meeting of the shareholders of Genco Resources Ltd. (the “Company”) to be held at Suite 1880, 1055 West Georgia Street, Vancouver, British Columbia on Tuesday, April 25, 2006 at 11:30 a.m. was adjourned, without conducting any formal business, and will be reconvened at Suite 1880, 1055 West Georgia Street, Vancouver, British Columbia on Monday, June 5, 2006 at 11:30 a.m. for the following purposes:

1.

To receive and consider the Report of the Directors.

2.

To receive and consider the audited financial statements of the Company for the year ended December 31, 2005 together with the auditor’s report thereon.

3.

To fix the number of directors for the ensuing year at eight.

4.

To elect directors for the ensuing year.

5.

To appoint an auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

6.

To ratify and approve the Company’s Stock Option Plan and to authorize the directors to make such changes to the Plan as may be required by the securities regulatory authorities without further shareholder approval.

7.

To transact such other business as may properly come before the meeting.

Shareholders unable to attend the meeting in person are requested to read the Information Circular and Proxy previously sent to them and then complete and deposit the Proxy in accordance with its instructions.  Unregistered shareholders must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

DATED this 5 day of May, 2006 th

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) WAYNE R. MOORHOUSE

Secretary

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a nonregistered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.